                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)



                       Mechanical Technology Incorporated
                                (Name of Issuer)

                          $1.00 Par Value Common Stock
                         (Title of Class of Securities)

                                    583538103
                                 (CUSIP Number)

                              Stephen P. Wink, Esq.
                           First Albany Companies Inc.
                              30 South Pearl Street
                             Albany, New York 12207
                                 (518) 447-8500

                                 with a copy to
                              Howard Kelberg, Esq.
                       Milbank, Tweed, Hadley & McCloy LLP
                            One Chase Manhattan Plaza
                               New York, NY 10005
                                 (212) 530-5530
             ------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 1, 2002
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

                                  SCHEDULE 13D

CUSIP NO.: 583538103

(1)      NAME OF REPORTING PERSON:
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

                  First Albany Companies Inc.

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      |_|

         (b)      |_|

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS: WC, OO

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) |_|

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION:

         First Albany Companies Inc. is organized under the laws of the State of New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)      SOLE VOTING POWER:  11,203,115

(8)      SHARED VOTING POWER: 0

(9)      SOLE DISPOSITIVE POWER: 11,203,115

(10)     SHARED DISPOSITIVE POWER: 0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         11,203,115 shares of common stock

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         |_|

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 31.53%

(14)     TYPE OF REPORTING PERSON:  CO

CUSIP NO.: 583538103

(1)      NAME OF REPORTING PERSON:
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

                  George C. McNamee

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      |_|

         (b)      |_|

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS: PF

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) |_|

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION:
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)      SOLE VOTING POWER:  1,400,741

(8)      SHARED VOTING POWER: 0

(9)      SOLE DISPOSITIVE POWER: 1,400,741

(10)     SHARED DISPOSITIVE POWER: 0

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,400,741 shares of common stock

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         |_|

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.94%

(14)     TYPE OF REPORTING PERSON:  IN

CUSIP NO.: 583538103

(1)      NAME OF REPORTING PERSON:
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

                  Alan P. Goldberg

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      |_|

         (b)      |_|

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS: PF

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) |_|

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION:
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)      SOLE VOTING POWER:  928,616

(8)      SHARED VOTING POWER: 0

(9)      SOLE DISPOSITIVE POWER: 928,616

(10)     SHARED DISPOSITIVE POWER: 0

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 928,616 shares of common stock

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         |_|

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.61%

(14)     TYPE OF REPORTING PERSON:  IN

                  This Amendment No. 1 amends the Schedule 13D filed on September 30, 1998 (the "New Schedule 13D"). The New Schedule 13D amended and restated an original Schedule 13D which was filed on March 26, 1996 and subsequently amended on April 12, 1996, April 26, 1996, May 7, 1996, May 16, 1996 and December 27, 1996 (the "Original Schedule 13D"). The New Schedule 13D was inadvertently not made an amendment to the Original Schedule 13D. Accordingly, this Amendment No. 1 amends and restates the Original Schedule 13D and the New Schedule 13D.

                                  SCHEDULE 13D

Item 1            Security and Issuer.

                  The class of equity securities to which this Statement on
Schedule 13D relates is the common stock, par value $1.00 per share (the "Shares"), of Mechanical Technology Incorporated, a New York corporation ("MTI" or the "Issuer"), with its principal executive offices located at 431 New Karner Road, Albany, New York 12205.

Item 2.           Identity and Background.

                  This Statement is being filed by First Albany Companies Inc., a New York Corporation ("FAC"), George C. McNamee ("McNamee") and Alan P. Goldberg ("Goldberg"; FAC, McNamee and Goldberg, collectively, the "Reporting Persons"). FAC is a holding company which, through its principal wholly-owned subsidiary, First Albany Corporation ("First Albany"), is an investment banking, securities trading and brokerage firm serving corporations, governments and institutional investors. The address of FAC's principal office and principal business is 30 South Pearl Street, Albany, New York 12207-1599.

                  McNamee is the Chief Executive Officer and a Director of MTI. His principal occupation is as Co-Chief Executive Officer and Chairman of the Board of Directors of FAC. His business address is at FAC's principal offices at 30 South Pearl Street, Albany, New York 12207-1599.

                  Goldberg is a Director of MTI. His principal occupation is as Co-Chief Executive Officer and President of FAC. His principal address is at FAC's principal offices at 30 South Pearl Street, Albany, New York 12207-1599.

                  McNamee and Goldberg are each citizens of the United States of America.

                  During the last five years, neither McNamee, Goldberg, FAC nor any of FAC's Executive Officers and Directors has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

                  The name, business address and present principal occupation or employment of each executive officer and director (the "Executive Officers and Directors") of FAC are set forth in Schedule I hereto, which is incorporated herein by reference. Each of such individuals is a citizen of the United States of America, except for J. Anthony Boeckh, Ph.D., who is a citizen of Canada.

Item 3 Source and Amount of Funds or Other Consideration.

                  On September 28, 1995, First Albany purchased 101,900 Shares in the open market for an aggregate price of $95,531 ($.9375 per Share), and on January 16, 1996, First Albany purchased 25,707 Shares in the open market for an aggregate price of $16,710 ($.65 per Share). The source of funds for both purchases was working capital. On April 4, the 127,607 Shares were transferred to FAC.

                  Pursuant to an agreement dated as of April 12, 1996 (which was attached as Exhibit G to Amendment No. 3 to the Original Schedule 13D filed on May 8, 1996), on May 7, 1996, FAC purchased 909,091 Shares at a purchase price of $1.50 per share and certain indebtedness of the Issuer for consideration of $1.00. The source of funds to finance this purchase was working capital.

                  FAC entered into a Settlement Agreement and Release with MTI dated December 27, 1996 (which was attached as Exhibit K to Amendment No. 4 to the Original Schedule 13D filed on January 10, 1997), whereby FAC received 1,000,000 unregistered Shares from MTI in full satisfaction of MTI's $4,100,000 obligation to First Commercial Credit Corp.

                  The Reporting Persons exercised their rights to purchase Shares of the Issuer pursuant to the rights offering described in the Registration Statement filed with the Securities and Exchange Commission on August 19, 1998 (the "1998 Rights Offering"), under the Securities Act of 1933 (the "Securities Act"). FAC purchased 407,340 Shares in the 1998 Rights Offering. Such Shares were paid for out of working capital of FAC in the amount of $2,444,040. McNamee purchased 49,552 Shares in the 1998 Rights Offering, which includes 2,000 Shares owned by his wife, with his personal funds for a total purchase price of $297,312. Goldberg purchased 54,366 Shares in the 1998 Rights Offering, which includes 21,000 Shares owned by the Goldberg Charitable Trust, with his personal funds for a total purchase price of $326,196.

                  The Reporting Persons exercised their rights to purchase Shares of the Issuer pursuant to the rights offering described in the Registration Statement filed with the Securities and Exchange Commission on May 18, 1999 as amended on May 26, 1999 (the "1999 Rights Offering"), under the Securities Act. FAC purchased 294,754 Shares in the 1999 Rights Offering. Such Shares were paid for out of working capital of FAC in the amount of $4,716,064. McNamee purchased 31,440 Shares in the 1999 Rights Offering, which includes 1,125 Shares owned by his wife, with his personal funds for a total purchase price of $503,040. Goldberg purchased 20,382 Shares in the 1999 Rights Offering, which includes 14,215 Shares owned by the Goldberg Charitable Trust, with his personal funds for a total purchase price of $326,112.

                  On April 23, 1999 the Issuer declared a 3 for 2 stock split in the form of a stock dividend. Holders of the Issuer's $1.00 par value stock were entitled to receive one additional share of $1.00 par value stock for every two shares of stock owned as of April 30, 1999. On May 8, 2000 the Issuer declared a 3 for 1 stock split in the form of a stock dividend. Holders of the Issuer's $1.00 par value stock received two additional shares of $1.00 par value common stock for every one share of common stock owned as of April 3, 2000. The stock split was effective as of April 12, 2000. The

Share numbers and prices set forth in this Item 3 reflect the actual Share numbers and prices in each transaction and do not give effect to both of these stock splits. The Share numbers in the rest of this Amendment No. 1 give effect to both of these stock splits.

Item 4   Purpose of Transaction.

                  The Reporting Persons acquired the Shares reported in Item 3 for investment purposes. From time to time, FAC has engaged in discussions with the Issuer, its officers and directors and other significant shareholders relating to the Issuer's policies, management, directors, business, operations, financial condition, strategies and other developments, and FAC intends to engage in such discussion in the future. From time to time, FAC may buy or sell additional Shares, on the open market, in private negotiated transactions, from the Issuer or otherwise. Beginning in January 2002, FAC initiated a selling program for its Shares within the safe harbor of Section 10(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 10b-5(1) thereunder. FAC may continue to sell Shares from time to time under this rule.

                  As a significant shareholder of the Issuer and through any of its representatives that may be members of the Issuer's Board of Directors, FAC may consider, from time to time, (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) material changes in the present capitalization or dividend policy of the Issuer, (iv) other material changes in the Issuer's business or corporate structure, (v) changes in the Issuer's Certificate of Incorporation and by-laws or other actions which may impede the acquisition of control of the Issuer by any person, (vi) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized in an inter-dealer quotation system of a registered national securities association, (vii) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act or (viii) any action similar to any of those enumerated above.

Item 5 Interest in Securities of the Issuer.

       (a) FAC is the direct beneficial owner of 11,203,115 Shares which represent approximately 31.53% of Shares based on 35,527,260 Shares outstanding, as disclosed in the Issuer's Form 10-Q filed May 13, 2002. McNamee and Goldberg expressly disclaim beneficial ownership of the Shares reported on this Statement as beneficially owned by FAC and are Reporting Persons on this Statement due to their indirect ownership of FAC. McNamee is a direct beneficial owner of 1,400,741 Shares, which represent 3.94% of the Shares outstanding on May 13, 2002. McNamee's wife is the direct beneficial owner of 57,375 Shares. McNamee disclaims beneficial ownership of the 57,375 Shares owned by his wife, and the 11,203,115 Shares owned by FAC. Goldberg is the direct beneficial owner of 928,616 Shares, which represent 2.61% of the Shares outstanding on May 13, 2002, including 360,000 Shares owned by the Goldberg Charitable Trust. Goldberg disclaims beneficial ownership of such 360,000 Shares and the 11,203,115 Shares owned by FAC.

       (b) FAC has the sole power to direct the vote and disposition of all Shares directly owned by it as described in paragraph (a). McNamee and Goldberg are directors, officers and stockholders of FAC. McNamee has the sole power to direct the vote and disposition of all Shares directly owned by him as described in paragraph (a). Goldberg has the sole power to direct the vote and disposition of all Shares directly owned by him as described in paragraph (a).

       (c) Except as described in Schedule II hereto or in this Item 5(c), neither McNamee, Goldberg, FAC nor any Executive Officer or Director thereof, has effected any transactions in Shares during the past 60 days. On April 1, 2002, McNamee was granted an option by the Issuer to acquire 20,000 Shares at an exercise price of $3.42. McNamee's option is exercisable until March 31, 2012. On April 1, 2002, Goldberg was granted an option to by the Issuer to acquire 28,000 Shares at an exercise price of $3.42. Goldberg's option is exercisable until March 31, 2012. Under the terms of the April 1, 2002 option plan, each of the board members received 20,000 options. Those board members that serve on the audit committee received an additional 5,000 options, while those who serve on the compensation committee received an additional 3,000 options.

       (d) With the exception of 360,000 Shares owned by the Goldberg Charitable Trust, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

       (e) Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  None of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7 Material to be Filed as Exhibits.

       Not Applicable.

                                    SIGNATURE

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No. 1 to the New Schedule 13D is true, complete and correct.

DATED:   July 10, 2002                    FIRST ALBANY COMPANIES INC.


                                          By:      /s/ Stephen P. Wink
                                                   ---------------------------
                                                   Name: Stephen P. Wink
                                                   Title: Senior Vice President

                                                   /s/ George C. McNamee
                                                   ---------------------------
                                                   George C. McNamee

                                                   /s/ Alan P. Goldberg
                                                   ---------------------------
                                                   Alan P. Goldberg

                                   SCHEDULE I

  INFORMATION WITH RESPECT TO DIRECTORS AND EXECUTIVE OFFICERS OF FIRST ALBANY
                                 COMPANIES INC.

            The following table sets forth the name and present principal occupation or employment of the current Directors and Executive Officers of First Albany Companies Inc. The present business address of each such executive officer and director is 30 South Pearl Street, Albany, New York 12207-1599.


                                                   PRESENT PRINCIPAL
NAME                                           OCCUPATION OR EMPLOYMENT
     George C. McNamee                       Chairman, Director and Co-Chief
     Director                                Executive Officer of FAC and First
                                             Albany.

     Alan P. Goldberg                        Director, President and Co-Chief
     Director                                Executive Officer of FAC and First
                                             Albany.

     Daniel V. McNamee III                   President of The Publishing & Media
     Director                                Group, a management
                                             consulting firm specializing
                                             in the media communications
                                             industry.

     J. Anthony Boeckh, Ph.D.                Chairman and Chief Executive
     Director                                Officer of BCA Publications
                                             Ltd., Montreal, Canada until
                                             January 2002, and
                                             Editor-in-Chief of The Bank
                                             Credit Analyst. He was also
                                             a principal of Greydanus,
                                             Boeckh and Associates, Inc.,
                                             Montreal, Canada, a fixed
                                             income specialty manager
                                             through December 1999 when
                                             the company was sold.

     Walter Fiederowicz                      Private investor and consultant.
     Director                                Managing Director of Painter Hill Partners, an
                                             investment company.  He also serves as a director of
                                             Photronics, Inc., a photomask manufacturer and Raging
                                             Wire Telecommunications, a managed services and web
                                             hosting company.

     Hugh A. Johnson, Jr.                    Director, Senior Vice President and
     Director                                Chief Investment Officer of FAC and First Albany and
                                             Chairman of First Albany Asset Management
                                             Corporation.


     Benaree P. Wiley                        President and Chief Executive
     Director                                Officer of The Partnership, a
                                             Boston-based organization
                                             founded by business and
                                             civic leaders to promote the
                                             development of professionals
                                             of color through access to
                                             corporate, municipal and
                                             state leaders.

     Charles L. Schwager                     Founder of and consultant to Loanet,
     Director                                Inc., a provider of on-line, real time
                                             accounting services to
                                             support financial
                                             institutions engaged in the
                                             business of borrowing and
                                             lending securities.

     Peter Barton                            President of Barton Associates,
     Director                                a private investment firm
                                             specializing in technology and
                                             entertainment programming.

     Steven R. Jenkins                       Chief Financial Officer and Senior Vice President of
                                             FAC and First Albany.

     Stephen P. Wink                         Secretary, General Counsel and Senior Vice President
                                             of FAC and First Albany.


                                   SCHEDULE II

                                  TRANSACTIONS

             The following table sets forth the transactions in Shares effected by First Albany Companies Inc. since January 15, 2002.

FIRST ALBANY COMPANIES, INC.


               DATE                                NUMBER OF SECURITIES                                 PRICE
                                                                                                 (including fees and
                                                                                                     commissions)
            1/15/2002                                     50,000                                        $3.18
            1/16/2002                                     24,500                                        $3.10
            1/17/2002                                     40,000                                        $3.22
             2/6/2002                                      3,300                                        $3.15
             2/6/2002                                     11,400                                        $3.10
             2/6/2002                                      9,600                                        $3.08
             2/7/2002                                     11,400                                        $3.05
             2/7/2002                                      5,000                                        $3.08
             2/7/2002                                      2,500                                        $3.09
             2/7/2002                                      2,715                                        $3.10
             2/8/2002                                     18,200                                        $3.08
            2/11/2002                                     16,200                                        $3.13
            2/12/2002                                     25,000                                        $3.14
            2/13/2002                                     25,000                                        $3.11
            2/14/2002                                      7,005                                        $3.16
            2/15/2002                                     16,400                                        $3.09
            2/19/2002                                     15,000                                        $3.01
            2/20/2002                                      9,310                                        $3.00
             3/4/2002                                     14,000                                        $3.12
             3/5/2002                                      4,900                                        $3.05
             3/7/2002                                       900                                         $3.12
             3/7/2002                                       500                                         $3.13
             3/7/2002                                      5,900                                        $3.14
             3/7/2002                                      2,600                                        $3.15
             3/7/2002                                      2,500                                        $3.18
             3/8/2002                                      5,724                                        $3.15
            3/11/2002                                      1,500                                        $3.06
            3/11/2002                                      3,900                                        $3.08
            3/11/2002                                       500                                         $3.09
            3/11/2002                                       113                                         $3.13
            3/11/2002                                      2,000                                        $3.08
            3/12/2002                                     11,963                                        $3.08


               DATE                                NUMBER OF SECURITIES                                 PRICE
                                                                                                 (including fees and
                                                                                                     commissions)
             4/1/2002                                     14,700                                        $3.37
             4/2/2002                                     20,000                                        $3.57
             4/3/2002                                     18,653                                        $3.49
             4/4/2002                                     11,206                                        $3.35
             4/5/2002                                      6,537                                        $3.32
             4/8/2002                                      2,200                                        $3.35
             4/9/2002                                     10,654                                        $3.37
            4/10/2002                                     10,000                                        $3.27
            4/11/2002                                      3,000                                        $3.27
            4/12/2002                                      5,700                                        $3.21
            4/16/2002                                     15,000                                        $3.11
            4/17/2002                                     15,000                                        $3.33
            4/19/2002                                     14,700                                        $3.23
            4/22/2002                                     15,000                                        $3.15
            4/23/2002                                     11,750                                        $3.29
            4/24/2002                                     12,000                                        $3.34
            4/25/2002                                     15,000                                        $3.17
            4/26/2002                                     15,000                                        $3.02
            4/29/2002                                     11,800                                        $2.78
            4/30/2002                                     15,000                                        $2.74
             5/1/2002                                      6,275                                        $2.78
             5/2/2002                                     12,300                                        $2.71
             5/3/2002                                     13,700                                        $2.70
             5/6/2002                                      8,700                                        $2.59
             5/7/2002                                     13,000                                        $2.51
             5/8/2002                                      8,200                                        $2.47
             5/9/2002                                       700                                         $2.53
            5/14/2002                                      7,400                                        $2.48
